Exhibit (a)(5)(B)

Ault Alliance Announces Share Buyback of up to 333,333,333 Shares of Common Stock at $0.15 per Share Through Exchange Offer for New Class of Preferred Stock

•	Stockholders can exchange blocks of 200 shares of common stock into three shares of a $10 liquidation preference, 10% cumulative dividend, non-voting, redeemable, perpetual preferred stock.

•	The $0.15 liquidation preference per common share equivalent of the Series H Preferred Stock represents a 55% increase over the last reported sales price of our Common Stock as of March 28, 2023, on the NYSE American.

•	Shares tendered will be retired, reducing share count by approximately 80.0%.

•	For record holders of stock the expiration time of the offer is one minute following 11:59 P.M (12:00 midnight), New York City time, on Friday April 28, 2023.

•	Stockholders who hold their stock through a broker or other nominee will likely have an earlier deadline by which they must instruct their broker or nominee to tender. Each broker and nominee is different and stockholders must follow the applicable requirements and deadlines of their broker or nominee.

LAS VEGAS--(BUSINESS WIRE) – March 31, 2023 – Ault Alliance, Inc. (“Ault Alliance” or the “Company”) (NYSE American: AULT), announced today that it is commencing an offer (the “Offer”) to holders of Ault Alliance’s outstanding shares of Class A Common Stock (the “Common Stock”), to exchange up to 333,333,333 shares of Common Stock for up to $50,000,000 aggregate liquidation preference of its 10.00% Series H Cumulative Redeemable Perpetual Preferred Stock (“Series H Preferred Stock”), with each 200 shares of Common Stock being exchangeable in the Offer for three shares of Series H Preferred Stock having a liquidation preference of $10.00 per share of Series H Preferred Stock (an effective price of $0.15 per share of Common Stock).

If Common Stock tendered is freely tradable, the Series H Preferred Stock received in the exchange will be freely tradable. If the Common Stock tendered in the exchange is restricted, the Series H Preferred Stock will be restricted to the same degree. The Offer is being made pursuant to the terms and subject to the conditions set forth in the Offer to Exchange dated March 31, 2023, as may be amended or supplemented in accordance with the terms thereof.

Holders of Common Stock who validly tender on or prior to one minute following 11:59 P.M (12:00 midnight), New York City time, on Friday April 28, 2023 (unless extended, the “Expiration Date”), will receive for each 200 shares of Common Stock tendered, three shares of Series H Preferred Stock with a liquidation preference of $10.00 per share. The maximum number of shares of Common Stock that may be exchanged into Series H Preferred Stock in the Offer is 333,333,333. If the number of shares of Common Stock designated by all tendering holders of shares of Common Stock making valid tender exceeds 333,333,333, then all tenders will be accepted on a pro rata basis such that the aggregate liquidation preference of Series H Preferred Stock issued in exchange for Common Stock does not exceed $50,000,000.

Stockholders who hold their shares through a brokerage firm (e.g., Schwab, TD Ameritrade, Fidelity, Robinhood, etc.), should contact their brokerage firm and follow the brokerage firm’s procedures for instructing the broker to tender shares of Common Stock. Because it may take some time for the broker to process instructions, stockholders should contact their broker far enough in advance of the Expiration Date to enable the broker to timely follow the tender instructions and ensure they meet any earlier deadlines set by their broker.

Consummation of the Offer is subject to the satisfaction or waiver of certain conditions; including, the minimum of 150,000,000 shares of Common Stock that must be tendered in the Offer and the receipt of the consent of JGB with respect to the Offer. Ault Alliance reserves the right, in its sole discretion, to waive or modify any one or more of the conditions to the Offer.

Ault Alliance intends to apply to list the Series H Preferred Stock on the NYSE American Market or Nasdaq Capital Market. If this application is approved, trading in the Series H Preferred Stock is expected to commence within a 30-day period after the approval of listing. If the application is not approved, we intend to file an application to admit the Series H Preferred Stock for trading on the OTC.

Holders of shares of the Series H Preferred Stock will be entitled to receive dividends cumulatively from the date of initial issue and will be payable on the last day of each calendar quarter commencing on June 30, 2023 when, as and if declared by the Company’s board of directors. Dividends will be payable out of amounts legally available therefor at a rate equal to 10.00% per annum per $10.00 of stated liquidation preference per share, or $0.25 per share of Series H Preferred Stock per quarter. Dividends may be paid, at the option of the Company, in the form of Common Stock determined by dividing (x) the total aggregate dollar amount of dividends accrued and unpaid with respect to Series H Preferred Stock owned by such record holder on the record date for the applicable dividend payment date (rounded to the nearest whole cent) by (y) the ten-day VWAP per share of Common Stock prior to the dividend payment date. If the Company declares a dividend to holders of Common Stock in the form of shares of the stock of its subsidiaries, then holders of Series H Preferred Stock shall participate in such dividend as if the shares of Series H Preferred Stock were convertible into shares of Common Stock at a price of $0.15 per share. However, holders of Series H Preferred Stock will not otherwise participate in any dividends or distributions of cash or other property paid in respect of our Common Stock with holders of the Common Stock.

Documents relating to the Offer may be downloaded at: https://ir.aultglobal.com/financial-information/sec-filings, and will be distributed to holders of shares of Common Stock who request them from Georgeson, the information agent for the Offer at 888-565-5423 or visit https://to. aultglobal.com/ for this purpose.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series H Preferred Stock or any other securities. The Offer is not being made to any person in any jurisdiction in which the offer, solicitation or sale is unlawful. Any offers of the Series H Preferred Stock will be made only by means of the Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Offer to Exchange and related letter of transmittal that is being furnished to holders of Common Stock and also filed with the Securities and Exchange Commission on Schedule TO. Stockholders of Ault Alliance are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge at the Securities and Exchange Commission’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Ault Alliance.

About Ault Alliance, Inc.

Ault Alliance, Inc. is a diversified holding company pursuing growth by acquiring undervalued businesses and disruptive technologies with a global impact. Through its wholly and majority-owned subsidiaries and strategic investments, Ault Alliance owns and operates a data center at which it mines Bitcoin and provides mission-critical products that support a diverse range of industries, including metaverse platform, oil exploration, crane services, defense/aerospace, industrial, automotive, medical/biopharma, consumer electronics, hotel operations and textiles. In addition, Ault Alliance extends credit to select entrepreneurial businesses through a licensed lending subsidiary. Ault Alliance’s headquarters are located at 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141; www.ault.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors. More information, including potential risk factors, that could affect the Company’s business and financial results are included in the Company’s filings with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s Forms 10-K, 10-Q and 8-K. All filings are available at www.sec.gov and on the Company’s website at www.ault.com.

Contacts

IR@Ault.com or 1-888-753-2235

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